Invest in AirSelfie

Hardware | Technology | Drones | Artificial Intelligence | B2C

The world's only pocket-sized, HD aerial camera

AIRSELFIECAMERA.COM MINNEAPOLIS MINNESOTA



$8 MILLION
IN ORDERS



Smartphones and Instagram have led to an explosion of amateur photographers. But Selfie Sticks are limited. Personalized aerial photos are a natural evolution.

Greg Appelhof CEO @ AirSelfie

Why you may want to invest in us...

1. Created a totally new market for a personalized aerial camera — a pocket-sized flying HD camera.
2. $8M+ and 50k units in shipment and orders so far. $100B TAM
3. Strong Intellectual property portfolio - since 2016 - covering Trademark, Utility, Design,
4. Shopify-powered AirSelfie website converting at 1.62% with a ROAS of 4.91x!
5. Raised $2.3M on Crowdfunding Platforms including Indiegogo and Kickstarter, others from 18,112 backers.
6. CEO with 20+ years in startups. Experienced Senior Team from Kodak, olloclip, PopSockets, Lavazza.
7. Featured in WIRED, The Huffington Post, BuzzFeed, Forbes, Mashable, etc.
8. Company target to go public in 24 - 36 months depending on different Capital Market opportunities.

Why investors ♥ us

WE'VE RAISED $280,528 SINCE OUR FOUNDING



When I was given the opportunity to invest in AirSelfie I jumped on it.

I had seen the product in its development stages and was intrigued with what the AirSelfie team was trying to accomplish. The concept for taking selfie pictures and videos from a different perspective and the lightweight flexibility of the device make it the perfect solution for anyone with a cell phone.

I saw their latest version in operation and was blown away with the quality of the photos and videos, the ease of use in controlling the unit from your phone and amazed that you can even control the AirSelfie with hand motions when you don't have your phone with you!

At their targeted price point,

... read more

Steve Schatz Managing Director at SLS Consulting

LEAD INVESTOR | INVESTING $1,000 THIS ROUND



I'm not sure what type of influencer branding/marketing strategies the team is pursuing but I've love to hear more. Love to see the product in action in a movie (hit up the peops at Legion M) or in use on popular youtube travel, adventure channels, etc.. Target some of them cats! Keep crushin' it AirSelfie team.

Brian McKeown

Just a man trying to be a value to his community.



Hello, Just invested. Excited to see this company grow! I think you're onto something huge and i'd like to add value. I'm connected to a friend who was the #1 media buyer or the Cardone-Kern agency. I'd like to connect him to the team. I think he'll be able to help scale this across multiple ad networks. How can I make that intro? Thanks!

David King

David King. Founder: HealthyWildAndFree.com Serial Entrepreneur, Investor, Joint Venture Broker.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Greg Appelhof
CEO
Senior executive with 20+ years of experience leading emerging consumer technology companies as CEO or President. Building businesses for next-gen consumer technologies - AirSelfie is the next.



Stefano Cabella
President
Experienced manager with a demonstrated history of working in the fast-moving consumer goods and electronic industry. Combining Western business wtih Italian design.



John McCarvel
COO
Building a global $B+ global footwear brand.



Marco Rinaldi
Head of Sales - Eastern Europe
More than 25 yrs experience in retail it and telco related products and services, with multiple successful experiences in startup brands in the Southern Europe region.



Katie Romnes
Director Ops & Finance
Lead finance for Target Stores first 3rd party vendor for services of installation and delivery acorss 1800 stores.



Eileen Murphy
Head of Sales - Americas
Senior Executive with over 35 years of International Sales, Marketing, and Brand Licensing leadership. A seasoned professional in launching leading-edge technology products in the consumer electronics industry.



Steve Muttram
Head of Sales - EMEA
Building olloclip from a small kickstarted company into a global brand, by engaging premium retail channels (Apple etc) helping create and lead the new category of smartphone photography accessories.



Gregor Berkowitz
Advisor
CTO at FORME Life.



Geoffrey Lewis
Advisor
Investor at Boulevard Investment Group.



Charles Yim
Advisor
Founder & General Partner at Shark Tank Ventures.

Mark Pecota
Advisor
CEO & Co-Founder at LaunchBoom.

In the news

May 13, 2020 @ https

tech.mn - AirSelfie Launches Wefunder Crowd-Funding Campaign

Years from now, a group of very hip friends will be chilling on a stoop and musing about the technology of yore. "Can you believe they used to take selfies with a stick?" Y Æ B-26, future daughter of X Æ A-12
May 12, 2020 @ tech.mn

This Flying Camera is Changing the Selfie Game

Greg Appelhof, President of AirSelfie, joins 'Cheddar Innovates' to break down the tech behind the flying camera, and how it can help social media users create stand-out content.
May 1, 2020 @ cheddar.com

A look at the new technology being unveiled at CES in Las Vegas this week

New technology aimed at making life easier is being unveiled this week in Las Vegas at the massive trade show . More than 4,500 companies, including startups and industry powerhouses, will showcase their new
January 7, 2020 @ cbsnews.com

Downloads

AirSelfie Wefunder Pitch Deck.pdf

The world's smallest portable flying camera — changing personal photography forever.

Who said selfies were confined to sticks? With this ground-breaking camera, you'll be able to snap aerial photos directly from your phone. The sky's the limit.


AIR
PIX

A snapshot...


Overview
Building a new Category – Aerial Camera
Strong consumer demand through airselfiecamera.com
Global distribution to support demand
AIR PIX is coming soon to these and many more retailers:
amazon
BEST BUY
$8M+
In sales and pre-orders since 2017
110
Number of countries AirSelfie is sold in
13.7K
Indiegogo backers generating $1.6M
4.91X
ROAS for ads directing to DTC website

The $100B market we're addressing

We have developed a new market category that never existed before — personal aerial digital cameras. No one has dominated the personal aerial cameras market yet.


AIR PIX
AIR DUO
AIR PIVOT
AIR SKY
AIR BLADE
$13B COMMERCIAL
ROADMAP '21
$17B CONSUMER
AIR PIX
AIR PIVOT
AIR DUO
AIR SKY
$100B DRONE MARKET BY 2020
$70B MILITARY
AIR BLADE
Goldman Sachs Research
$100B MARKET OPPORTUNITY

Capture the moment, the whole moment

No more missing friends in group photos and videos, misframed or mistimed self-timers, or awkward selfie angles. AIR PIX gives you the perfect full-frame shot quickly and easily.


WITHOUT AIR PIX
WITH AIR PIX

Small, light-weight, and easy to use

Easily take stunning aerial HD photos and video selfies (from unique angles and heights impossible with a handheld camera), edit them right in the app, and then share them instantly on your favorite social media platforms.



Take selfies from angles you couldn't before


Meet AIR PIX by AirSelfie
Copy link

See AIR PIX in action. View our gallery here.



Roadmap

The AirSelfie rollout of aerial cameras in 2020 and 2021 includes a mix of strategic features and key price points.


2020
2021
AIR PIX
Affordable and intuitive entry-level aerial camera. One-touch and Auto-fly functions
Fourth Quarter 2019
SRP: $99.95
AIR PIVOT
Features 180° manual tilting camera. Landscape and zenith photos and HD videos. One-touch and Auto-fly functions
Third Quarter 2020
SRP: $179.95
AIR DUO
Features intelligent dual camera sensors for landscape and zenith HD photos and Video. One-touch and Auto-fly functions
Third Quarter 2020
SRP: $229.95
AIR SKY
Features intelligent dual lenses. Waterproof, Multiple flight sensors, 3D printed airframe. HD photos and 4K videos. One-touch and Auto-fly functions
First Quarter 2021
SRP: $249.95
AIR BLADE
Airselfie's technology focused on use in tactical markets. Multi-camera, multi sensor for Military, Polices, Fire and First Responders who need visual access to unapproachable areas.
2021
SRP: NDA

Why we win

AirSelfie aerial cameras have features and performance you would expect to see on devices that cost much, much more.

	Convenient Pocket-Size	Hands-Free Operation	Autonomous Operation	Indoor & Outdoor	Intuitive App Piloting	Image Editing	Instant SM Sharing	Average Cost
AirSelfie	Yes	Yes	Yes	Yes	Yes	Yes	Yes	$175
DJI Mavic Mini	No	No	No	No	No	No	No	$400
GoPro Action Camera	No	No	Yes	Yes	No	Yes	Yes	$375
Smartphone	Yes	No	No	Yes	Yes	Yes	Yes	$530
DSLR Camera	No	No	No	Yes	No	No	No	$450

Team


GLOBAL TEAM
STRATEGIC CONSULTANTS
Stefano Cabella
President
Proven leader in the consumer electronics and FMCG product industry and with executive experience at international brands like Lavazza.
Greg Appelhof
CEO
Innovative marketer and entrepreneur with extensive start-up experience in the CE category and expertise in all facets of the go-to-market process for brands household name brands like Nest and Adidas.
John McCarvel
COO
Past CEO and COO of Crocs and President of PopSockets, the mobile accessory phenomena. John brings C-Suite experience in supply chain and operational strategy and management.
Eileen Murphy
Head of Sales NA
Seasoned veteran in the photography industry at Kodak for 28+ years with integral insights into the CE industry and opportunity identification and customer acquisition.
Steve Muttram
Head of Sales EMEA
As the former CEO & COO of the mobile accessory brand Ollodip & founder of Expand CE, Steve brings strategic business expansion expertise to AirSelfie.
Charles Michael Yim
Serial Entrepreneur
Charles is an accomplished entrepreneur and investor with 2 successful exits and has raised $300M for ventures. His successful Breathometer pitch on Shark Tank raised $1M.
Gregor Berkowitz
CTO
Experienced leader in business and technical management of CE product planning, development, sourcing and mass production. Gregor was instrumental in the launch of the popular FLIP video camera.
Geoffrey Lewis
Distribution Expert
Geoffrey is a highly respected logistical operations strategist who founded Wynit Distribution and specializes in start up launches and advising entrepreneurial ventures.

The media's talking


"AirSefie is a king of the consumer selfie world"
Forbes
"The upgraded pocket-sized drone just wants to be free."
Mac Sources
"This pocket-sized flying camera takes the perfect aerial selfies"
Mashable
"If you are looking for a cool way to revolutionize your selfies here's an Italian idea that could help you: AirSelfie
WIRED
"It's pocket-size and super light... So you can take it anywhere. AirSelfie2 will up your selfie game!"
BuzzFeed
"If you just got used to selfie sticks, we are sorry for you. Get ready to shoot flying images with AirSelfie"
HUFFPOST

This isn't our first rodeo


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AIR PIX
12MP CAMERA
ONE TOUCH CONTROL
INSTANT SOCIAL MEDIA SHARING
CLOSED
Your Pocket-Sized Aerial Photographer - AIR PIX
Small, lightweight, easy to use. AIR PIX gets you the perfect selfie - no arms or poles in the way!
AirSelfie
2 Campaigns | Minneapolis, United States
$1,620,851 USD by 13,810 backers
$734,146 USD by 6,891 backers on Jun 28, 2019
FOLLOW
This is SO COOL!
Advertising Metrics: Conversion 1.9%, ROAS 7.4x

Use of Funds


Minimum Raise
100%
Inventory
Maximum Raise
2.50%
20%
72.50%
Inventory
Expansion/Marketing
Team
AirSelfie - The Future of Personal Photography

Projections


REVENUE IN MILLIONS OF $
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$14,864,918
165,840 UNITS
$77,561,451
600,704 UNITS
$140,190,712
1,085,760 UNITS
$192,126,970
1,488,000 UNITS
2020/2021
2021/2022
2022/2023
2023/2024
AirSelfie Powerbank Accessory historically attaches at 52%
DTC Revenues are forecasted at 25%

Please note that these are not guaranteed.

Join us — and change personal photography forever.

We believe life is led in the moment. A billion-million unique moments all strung together by time. We want you to live every one of them to its fullest and then share them with your family, friends and followers. Easily. Instantly.



Invest $500 today

Investor Q&A

– COLLAPSE ALL

What does your company do?

AirSelfie is a technology company that operates in the photography sector, designing and building pocket-size HD aerial cameras that allow and enhance the photography experiences of its users. AIR PIX by AirSelfie is a pocket-sized aerial camera that elevates your selfie game to the new heights. We are on a mission to change personal photography forever.

Where will your company be in 5 years?

In 5 years, AirSelfie products will be a brand that crosses multiple sectors - 1. Consumer - Personal pocket-size aerial cameras, 2. Tactical - pocket-size aerial cameras that support military, police, fire and first responders, 3. IOT - pocket- size aerial cameras connected to your personal and business networks.

Why did you choose this idea?

Smartphones and Instagram have led to an explosion of amateur photographers. But Selfie Sticks are limited. Personalized aerial photos are a natural evolution.

How far along are you?

So far we have proven demand for consumer aerial cameras that complement the smartphone as a must-have accessory. Tactical is in testing with the Army AEWE program. IOT is in development with a global communications organization.

How do you make money?

We make money by selling products and soon by using our platform as a way to expand across multiple verticals. Our DTC results are outstanding, building relationships directly with consumers will be a pillar of our growth and profitability.

Who are your competitors?

AirSelfie is in the social imaging space pioneering the new aerial camera product category. By differentiating ourselves from toy micro-drones with 12 mega-pixel HD photos and 1080p video capability and separating our aerial cameras from much larger and more expensive traditional drones we've created a market space with very few competitors. DJI Spark, marketed as a selfie drone by DJI, is considerably bigger and certainly not pocket-sized, cannot safely be flown indoors, does not offer autonomous flight and is much more expensive at $399.

What makes you different?

AirSelfie distinguishes itself from toy micro drones and larger traditional drones in several ways:
• Pocket-sized design allows users to easily take their AirSelfie anywhere and spontaneously shoot aerial photos or video everywhere because its ultra-light weight does not require any FAA registration.
• 12 Megapixel High Definition Photos and 1080p video
• Patented integrated propeller chassis design that allows for safe indoor flying and hand take-offs and landings
• App-based autonomous flight mode that allows the AirSelfie to launch, fly out, find you (with facial recognition), shoot photos or video and then fly back to you to land - all by itself with the push of a button.
• Analog autonomous flight allows AirSelfie to take-off, fly out, find you, take images and fly back without even having a smartphone connection. Both autonomous flight modes allow the user to stay 100% immersed in their life activities while AirSelfie captures their memories.
• Robust in-app image editing suite that lets users customize their images anyway they want.
• Instant sharing to all of the favorite social media platforms.
• Price. AirSelfie aerial cameras have features and performance that would be commonly found on devices that cost way more than twice as much!

What will you use the funds from Wefunder for?

We will use the funds to build product and fulfill our backlog while also continuing to build our DTC channels.

Financials

AirSelfie has financial statements ending April 30 2020. Our cash in hand is $68,379.57, as of March 2020. Over the three months prior, revenues averaged $21,799.58/month, cost of goods sold has averaged $13,464.49/month, and operational expenses have averaged $154,961.09/month.

At a Glance

Fiscal Year Ends April 30

$611,851	-$2,011,800	$2,704,043
Revenue	Net Loss	Short Term Debt

$16,343	$68,380
Raised in 2020	Cash on Hand As of 03/31/20

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

AirSelfie is a technology company that operates in the photography sector and realizes aerial cameras that allow and enhance the photography experiences of its users.

AIRPIX by AirSelfie a pocket-sized aerial camera that elevates your selfie game to the new heights.

We are on a mission to change personal photography forever.

Milestones

AirSelfie Inc. was incorporated in the State of Delaware in May 2019. AirSelfie Limited is a sister company of AirSelfie, Inc. Both companies are controlled by AirSelfie Holdings Limited. The funds from this offering are going towards the operations of AirSelfie Inc.

Since then, we have:

- AirSelfie created the market for Aerial Cameras — pocket-sized flying cameras that take HD Photos and Video - $17B Total Addressable Market (Goldman Sachs).

- Strong patent portfolio covering Brand, Design and Proprietary Software with advanced Computer Vision functions for Auto Fly and Capture functions.

AirSelfie Holdings Limited owns Patents prior to May, 2019. AirSelfie Inc. has a 10 year exclusive license to commercialize this IP. From May 1, 2019 and forward, all IP and Trademarks are owned by AirSelfie Inc.

- Global distribution/retail commitments - 37 distributors covering over 100 Retailers across Americas, EMEA, Asia and Oceania. Best Buy, Amazon, Urban Outfitters will launch AIR PIX in the spring.

- AirSelfie orders over $8M to date (between all entities) with over 50K units ordered in more than 110 countries around the world.

- Return on ad spend of 4.91x on direct-to-consumer AirSelfie Shopify website on a pre-order.

- CEO with 20+ years in successful startups with experienced Senior Team from Kodak, Olliclip, PopSockets, Lavazza. Agile management style.

- R&D team has developed a product roadmap for consumer (4 products), tactical (2 products) and IOT/Smarthome.

- Company targets (but can't guarantee) to go public in 24 - 36 months depending on different Capital Market opportunities.

Historical Results of Operations

Our company was organized in May 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended April 30, 2020, the Company had revenues of $611,851. Our gross margin was 26.77%.
- *Assets.* As of April 30, 2020, the Company had total assets of $692,343, including $68,834 in cash.
- *Net Loss.* The Company has had net losses of $2,011,800for 2020.
- *Liabilities.* The Company's liabilities totaled $2,704,043 for 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To date, the company has been funded with $132,243 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

AirSelfie Inc. cash in hand is $68,379.57, as of March 2020. Over the last three months, revenues have averaged $21,799.58/month, cost of goods sold has averaged $13,464.49/month, and operational expenses have averaged $154,961.09/month, for an average burn rate of $146,626 per month. Our intent is to be profitable in 12 months.

In April 2020 we adjusted our burn rate significantly to about break even. We plan to continue operate at a break even point until we ramp up production again.

Management has conservatively treated its crowdfunding orders and left the orders unfilled for the year ending April 30th, 2021. The orders (approximately 18k units) are classified as deferred revenue in the consolidated balance sheet as of March 31st, 2020 and represent approximately $2 million.

Management intends to use excess available cash from operations to fulfill such orders which would improve forecasted performance for the year ended April 30th, 2021.

In the 3 - 6 months following the raise, we expect (but cannot guarantee) that revenues will increase and expenses will remain flat. We have additional funding in the form of a potential working capital line with traditional
banking, extending terms with manufacturing partners, and short term loans to
support growth. We hope to end the year with $1.9M in revenue and approximately $1.2M in expenses.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-329%

Gross Margin:
27%

Return on Assets:
-291%

Earnings per Share:
-$2.01

Revenue per Employee:
N/A

Cash to Assets:
10%

Revenue to Receivables:
1,687%

Debt Ratio:
391%

20.04.30 FINAL FS AirSelfie.pdf

Risks

1. We have a limited operating history, which may make it difficult for investors to evaluate our prospects for success.

   The Company was incorporated in May 2019 as a subsidiary of AirSelfie Holdings Limited, a UK corporation ("ASHL"), to become the exclusive worldwide licensee of the AirSelfie brand and intellectual property. Although ASHL has been operating since 2016, we have a limited operating history selling our personal aerial cameras. This lack of operating history, and the fact that the available financial statement information relating to us is unaudited and follows UK generally accepted accounting principles rather than U.S. GAAP, may make it difficult for investors to evaluate our prospects for success. There is no assurance that we will be successful and the likelihood of success must be considered in light of our relatively early stage of operations.

2. We may be unable to obtain additional financing to fund the operations and growth of our company.

   Although we believe that the net proceeds of this placement, if subscribed for in full, will be sufficient to allow us to execute on our business plan for at least 12 months following the final closing on such funding, we may not sell all of the Shares. Further, if we incur any setbacks or issues with our growth plan, we may need to raise additional equity or debt capital to support the running and growth of our business. In any event, we anticipate that we will require multiple additional funding rounds subsequent to the 12-month period following the final closing on this private placement before we are able to self-fund our capital needs through our operations, if ever. Additional such financing may not be available on acceptable terms, if at all. Our inability to obtain additional financing on acceptable terms when needed by us could have a material adverse effect on the existence, or the continued development or growth, of our business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after this private placement.

3. We cannot assure you that our personal aerial camera products will be accepted by consumers.

   Although since 2016, we have received orders for over 41,000 of our personal aerial camera products directly to consumers worldwide, we cannot assure that consumers will broadly accept our products and purchase them.

   First, we are subject to the whims of changing consumer tastes. The public can be fickle about adopting new innovations and may view our personal aerial cameras as out of style or as pricey toys rather than as value-adding lifestyle additions. Social media influencers, who are important to the growth of our business, may not view our products as useful or worthy of recommendation or may pan our products if they think they are expensive or otherwise don't like them. Although through our current Indiegogo crowdfunding campaign, we expect to release an entry-level personal aerial camera at half the retail price of our currently available model, our plan is to complete development and launch several new personal aerial cameras later in 2020 that are more feature rich and expensive than our current model. Our new models may end up being less attractive to consumers than our current model.

   Wands used to extend the reach of the human arm when using a smartphone for self-photography were very popular but a few years ago. However, complaints about consumers' impolite use of those devices in public led to a marked reduction in sales and use of these so-... more

4. We expect competition to increase in the future, which could have an adverse effect on our revenue and market share.

The global market for personal aerial cameras in general is highly competitive. We compete in different target markets to various degrees on the basis of a number of competitive factors, including our current and planned products' performance, features, functionality, battery life (affecting flight time) and recharge time, size, customer support, reliability and price, as well as on the basis of our reputation. We expect competition to increase and intensify as more and larger drone companies enter our markets and as existing competitors improve or expand their product offerings. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could harm our business, revenue and operating results.

Our competitors include companies offering a wide range of industrial and consumer unmanned aerial vehicles (UAVs) with cameras, such as SZ DJI Technology Co., Ltd., Parrot SA, Zerotech (Beijing) Intelligence Technology Co., Ltd., Ryze Tech, Holy Stone Toy, CheerWing, Autel Robotics and ZeroZero Robotics.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support and other resources, are... more

5 We do not have long-term supply contracts with our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our products.

The unmanned drone manufacturing industry is subject to intense competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We currently do not have long-term supply contracts with our primary third-party vendor, and we negotiate pricing with our main vendor on a purchase order-by-purchase order basis. Therefore, they are not obligated to perform services or supply product to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. Availability of drone manufacturing capacity has in the recent past been limited due to strong demand. The ability of our vendors to provide us with a product, which is typically sole-sourced at each manufacturing facility, is limited by their available capacity, existing obligations and technological capabilities. Drone manufacturing capacity may not be available when we need it or at reasonable prices. None of our third-party manufacturing vendors has provided contractual assurances to us that adequate capacity will be available to us to meet our anticipated future demand... more

6 We are subject to warranty and product liability claims and to product recalls.

We are subject to potential warranty claims that may require us to make significant expenditures to defend these claims or pay damage awards. In the future, we may also be subject to product liability and other claims resulting from failure of our products or if products we design, have manufactured or sell, cause personal injury or property damage, even where the cause is unrelated to product defects. These risks will likely increase as our products are more widely adopted, particularly by consumers not familiar with flying devices. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all claims. We also may incur costs and expenses relating to a recall of one of our products. The process of identifying recalled consumer devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could harm our financial condition and results of operations, as well as harm our reputation and cause the market value... more

7 Global economic and political conditions, including possible trade tariffs and restrictions, may have an impact on our business and financial condition in ways that we currently cannot predict.

Our products are manufactured to our specifications in China. Recently public policy changes and the imposition of trade tariffs and restrictions between the United States and China have, in our view, created and will continue to create an uncertain business environment. We currently import our products into the United States under a toy classification, which limits our tariff impact. However, as we begin to import more sophisticated devices as planned, our products may be reclassified into a higher tariff category. In particular, if additional tariffs or restrictions are imposed on our products or the products of our customers, there could be a negative impact on our operations and financial performance. Similarly, changes in export classification requirements could impact our ability to supply our products to certain countries. Even in the absence of new restrictions, tariffs or changes in export classifications, it is possible that foreign customers could take actions to reduce dependence on our products that could be subject to new export classifications, which could have a material adverse effect on our business and financial condition.

8 Our products are subject to unclear governmental regulation, compliance with which may adversely affect our business and increase our costs and the uncertainty of applicability to us which may deter purchase and use of our products.

As flying drone devices, our products are subject to regulation in the United States by the Federal Aviation Administration (the "FAA") and are subject to the laws and regulations of other countries worldwide where we market and sell our products. The application of these laws and regulations to our products is not clear, which may adversely impact adoption of our products by consumers. For example, in the United States, we operate under our belief that our products and customers are currently exempt from FAA regulation because of the light weight and small size of our devices. However, in fall 2018, the FAA Modernization and Reform Act (the "FAARA") repealed a then-existing exemption from FAA regulation of certain lightweight, recreational drones, similar to our type of products. Compliance with FAARA provisions, if they are ultimately determined to apply to our products, may deter purchase or use of our products by consumers. Section 349 of the FAARA creates a new framework for the operation of model aircraft, a category into which our aerial cameras may fit. To avoid the need for specific certification or operating authority from the FAA, model aircraft must now (1) be flown strictly for recreational purposes; (2) be operated in... more

9 Our products could have undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our products, damage our reputation with current or prospective customers and adversely affect our operating costs.

We have in the past and may in the future experience defects, errors and bugs in the hardware or software for our personal aerial camera products. If any of our products have reliability, quality or compatibility problems, we may not be able to successfully correct these problems in a timely manner or at all. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions of our products are released, we may be unable to timely correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers, and could adversely affect our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others.

10 If we fail to develop and introduce new or enhanced products on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and technological obsolescence. To compete successfully, we must design, develop, arrange for manufacture, market and sell enhanced, easy-to-use, inexpensive personal aerial camera products that provide increasingly higher levels of performance and functionality and that meet the cost expectations of our customers. Our existing or future products could be rendered obsolete by the introduction of new products by our competitors; convergence of other markets with or into the personal aerial camera market; or the market adoption of products based on new or alternative technologies. In addition, the markets for our products are characterized by frequent introduction of next-generation and new products, short product life cycles, increasing demand for added functionality and significant price competition. If we or our distribution customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer.

Our failure to anticipate or timely develop new or enhanced products in response to technological shifts could result in decreased revenue and our competitors achieving wins that we sought. In particular, we may experience difficulties...
more

11 Fluctuations in our operating results could negatively affect the value of our company.

Our revenue and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. In particular, our business has tended to be seasonal with higher revenue in our third quarter as our distribution customers typically increase their inventories to meet holiday shopping season or year-end demand for our products. We also may experience seasonally lower demand in our first quarter in the Asia-based portion of our markets as a result of industry seasonality and the impact of factory closures associated with the Chinese New Year holiday. As a result, you should not rely on period-to-period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below expectations. Factors that may affect our operating results include:

- fluctuations in demand, sales cycles, product mix, and prices for our products;

- the forecasting, scheduling, rescheduling or cancellation of orders by our distribution customers;

- shifts in consumer or manufacturer preferences and any resultant change in demand for personal, aerial camera devices;

- changes in the competitive dynamics of our markets, including new entrants or pricing pressures;

- delays in our manufacturer's ability to manufacture and ship our products caused by internal and... more

12 If we are unable to manage any future growth, we may not be able to execute our business plan and our operating results could suffer.

Our future operating results depend to a large extent on our ability to successfully manage any expansion and growth, including the challenges of managing a company with an executive management team split between the United States and Italy and manufacturing occurring in Asia. With proceeds from this placement we plan to increase our investment in research and development and other functions to grow our business and address new markets, such as the military markets. To manage our growth successfully, we believe we must effectively, among other things:

- recruit, hire, train and manage additional qualified engineers for our research and development activities;

- add additional sales and business development personnel;

- add additional finance and accounting personnel;

- maintain and improve our administrative, financial and operational systems, procedures and controls; and

- enhance our information technology support for enterprise resource planning and design engineering, and properly training new hires as to their use.

We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits, and the return on these investments, if any, may be lower, may develop more slowly than we expect or may not materialize. In addition, development of products to... more

13 The average selling prices of drone camera products has historically decreased over time and will likely do so in the future, which could reduce our gross margins and make it easier for new competitors to enter our markets.

Average selling prices of drone camera devices in the consumer markets we principally serve have historically decreased over time, and we expect such declines to continue to occur for our products over time. Our gross margins and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis with higher selling prices or gross margins, or increasing our sales volumes. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our gross margins.

14 Camera manufacturers incorporate components supplied by multiple third parties, and a supply shortage or delay in delivery of these components could delay delivery of our products.

Our Chinese manufacturer purchases camera components used in the manufacture of our personal aerial cameras from various sources of supply, often involving several specialized components, including lenses, sensors and memory chips. Any supply shortage or delay in delivery by third-party component suppliers, or a third-party supplier's cessation or shut down of its business, may prevent or delay our manufacturer's production of our products. In addition, replacement or substitute components may not be available on commercially reasonable terms, or at all. As a result of delays in delivery or supply shortages of third-party components, orders for our products could be delayed or canceled and our business may be harmed. Errors or defects within a personal aerial camera system or in the manner in which the various components interact could prevent or delay our manufacturer's production of our products, which could harm our business.

15 The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

16 Mike Kasner is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

17 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

18 COVID-19 may have impacts on our business. In-person events where customers may use our products could be postponed or canceled. Manufacturing could be delayed due to forces outside of our control.

19 The ongoing COVID-19 pandemic and responses thereto have adversely affected and we expect will continue to adversely affect our supply chain, workforce, approval process, and business operations.
In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19 has spread to multiple countries, including the United States and all of the primary markets where we conduct business. On March 10, 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the U.S. government imposed travel restrictions on travel between the United States and Europe for a 30-day period. Further, on March 13, 2020, the President of the United States declared the COVID-19 pandemic a national emergency, invoking powers under the Stafford Act, the legislation that directs federal emergency disaster response. Almost all U.S. states and many local jurisdictions have issued, and others in the future may issue, "shelter-in-place" orders, quarantines, executive orders and similar government orders, restrictions and recommendations for their residents to control the spread of COVID-19. Such orders, restrictions and recommendations, and the perception that additional orders, restrictions or recommendations could occur, have resulted in widespread closures of businesses not deemed "essential," work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and... more

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Edoardo Stroppiana	Founder @ AirSelfie Inc	2019
Marco Stroppiana	Founder @ AirSelfie Inc.	2019
Stefano Cabella	President @ AirSelfie, Inc.	2019
greg appelhof	CEO @ AirSelfie, Inc.	2019

Officers

OFFICER	TITLE	JOINED
Stefano Cabella	President	2019
greg appelhof	CEO Secretary	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
AirSelfie Holdings Limited	825,000 Common Stock	82.5%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$143,185	SAFE
05/2019	$116,000	Loan
12/2019	$16,343	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Edoardo Stroppiana	05/31/2019	$116,000	$116,000	0.0%		Yes
AirSelfie NA LLC	12/31/2019	$16,343	$16,343	0.0%		Yes

Related Party Transactions

During 2019, the Company has loaned $36,588 to AirSelfie Limited, a sister company of AirSelfie, Inc. Both companies are controlled by AirSelfie Holdings Limited, a UK based company. There are no interest, minimum monthly payments or maturity dates on the amounts due from AirSelfie Limited.

Name	Edoardo Stroppiana
Amount Invested	$116,000
Transaction type	Other
Issued	05/31/2019
Relationship	Board member and investor in AirSelfie Holdings Limited

Amounts advanced by Mr Edoardo Stroppiana

Name	AirSelfie NA LLC
Amount Invested	$16,343
Transaction type	Loan
Issued	12/31/2019
Outstanding principal plus interest	$16,343 as of 04/2020
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Sister company to AirSelfie Inc, which is controlled by AirSelfie Holding Limited

Reflects number of transactions with sister company to wind down prior operations of AirSelfie NA LLC. No interest rate or monthly payments; the loan is expected to be repaid as the company becomes profitable.

Use of Funds

$50,000	92.5% towards AIR PIX order fulfillment, 7.5% towards Wefunder intermediary fee
$1,070,000	72.5% towards AIR PIX order fulfillment, 20% towards global expansion / marketing, 7.5% towards Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	1,500,000	0	No
Common Stock	3,500,000	1,000,000	Yes

The Funding Portal

AirSelfie is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.